                                                                 PHILIP E. RUBEN
                                                                  (847) 784-2176
                                                              PRUBEN@LPLEGAL.COM

LP710563_2


December 28, 2004

VIA FACSIMILE: (202) 942-9648
-----------------------------

Securities and Exchange Commission
Division of Corporation Finance
Judicial Plaza
450 Fifth Street
Washington, D.C. 20549-0404

Attention:        David Ritenour
                  Special Counsel

RE:      VOYAGER ONE, INC.
         FORM SB-2, FILED ON AUGUST 26, 2004

Dear Mr. Ritenour:

On behalf of our client, Voyager One, Inc. ("Voyager" or the "Company"), we anticipate filing later this week under the Securities Act of 1933, as amended (the "Securities Act"), amendment no. 2 to the Company's registration statement on Form SB-2. The amendment to Form SB-2 will be filed for the purpose of responding to comments contained in a letter from the Securities and Exchange Commission dated December 8, 2004.

In the hope of expediting the process of responding to the staff's comments, we have set forth below our responses to the staff's letter, including, wherever feasible, the text of revisions and additions to the SB-2. For ease of reference, we have included below the text of the staff's letter, and our responses are structured to correspond to the comment numbers from that letter. The Company has requested that we respond as follows to the staff's comments:

FORM SB-2
---------

PROSPECTUS SUMMARY - PAGE 1
---------------------------

1. WE NOTE YOUR RESPONSE TO COMMENT 5. PLEASE SUPPLEMENTALLY PROVIDE US WITH INDEPENDENT OBJECTIVE SUPPORT FOR THE INDUSTRY DATA DISCLOSED IN THIS SECTION. PLEASE ALSO TELL US WHETHER THE PHOTO MARKETING ASSOCIATION AND IMERGE CONSULTING GROUP HAVE EACH CONSENTED TO YOUR USE OF THE MARKET DATA YOU CITE IN YOUR PROSPECTUS AND YOUR ASSOCIATED REFERENCES TO THEM AS THE SOURCES OF THAT INFORMATION AND, IF SO, SUPPLEMENTALLY PROVIDE US WITH COPIES OF THOSE CONSENTS.

                  We are furnishing page 52 of Chapter 5, "Camera Ownership and Purchasing Plans" of the 2004-PMA U.S. Consumer Photo Buying Report from which we have cited market data. The market data therein indicates that in 2003, 55% of U.S. households owned 35mm cameras and 20.5% owned 35mm SLR cameras. The total number of U.S. households in 2003 was 111,278,000 derived from the U.S. Census Bureau, Current Population Survey, 2003 Annual Social and Economic Supplement, Table AVG1, "Average Number of People per Household by Race and Hispanic Origin/1, Marital Status, Age, and Education of Householder: 2003," a copy of

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SECURITIES AND EXCHANGE COMMISSION
December 28, 2004
Page 2

                  which will also be forwarded. The total number of 35mm camera owners in 2003 is therefore 61,202,900 (0.55 x 111,278,000)
                  and 35mm SLR camera owners is 22,811,990 (0.205 x 111,278,000). We rounded off the numbers in our discussion.

                  Voyager One, Inc. and its wholly owned subsidiary, Silicon Film Technologies, Inc., are members of the Photo Marketing Association (PMA). A member of the PMA can quote research data published by the PMA directly or use it to arrive at a secondary estimate without specific consent as long as the source of the data is indicated.

                  We are also furnishing page 6 of a custom report by Imerge, "SLR Forecast 2002-2006" from which we have cited market data together with the executed consent from Imerge Consulting Group.

2. WE NOTE YOUR RESPONSE TO COMMENT 8. PLEASE UPDATE THE STATUS OF YOUR PRODUCT DEVELOPMENT EFFORTS, INCLUDING THE DEVELOPMENT "OF THE FINAL FORM FACTOR PRODUCT FOR TESTING IN THE FOURTH QUARTER."

                  We have revised the disclosure on page 1 to read as follows:

                  "Development of this prototype continues to progress. The detailed electrical circuit schematics and mechanical design specifications are near completion. Because of corporate fiscal restraints, procurement of the testing prototype has been delayed due to costs associated with the purchase of components and services for custom board design. Once these restraints have been eased, the procurement of the components and services can commence and the start of prototype testing is anticipated to occur within two months thereafter."

3.       PLEASE CLARIFY THE PHRASES "FINAL FORM FACTOR," "CO-BRANDING" AND
         "BUNDLING."

                  We have deleted reference to "a final form factor" on page 1 as indicated in response to comment no. 2 above to avoid confusion. We have added the following to the disclosure on page 2 to read as follows:

                  " `Co-branding' is the practice of using two brand names on a single product to gain advantages of increased market share or recognition.

                  " `Bundling' is the packaging of products together at one price that is usually less than the price of the individual products if purchased separately to increase the appeal to potential customers. Bundling is intended to increase exposure, recognition and market share while reducing advertising and marketing costs."

THE OFFERING - PAGE 3

4. WE NOTE YOUR RESPONSE TO COMMENTS 10 AND 19. THE NUMBER OF SHARES TO BE REGISTERED FOR RESALE MUST BE BASED ON A GOOD FAITH ESTIMATE OF THE NUMBER OF SHARES TO BE ISSUED UPON CONVERSION OF THE CONVERTIBLE DEBENTURES; IT MAY NOT SIMPLY BE BASED ON UNSUPPORTABLE ASSUMPTIONS OR CONTRACTUAL AGREEMENTS WITH INVESTORS. IF YOUR GOOD FAITH ESTIMATE IS THAT THE DEBENTURES WILL BE CONVERTIBLE BASED ON A $2.50 CLOSING BID PRICE, THEN YOU MAY ONLY REGISTER THE NUMBER OF SHARES THAT WOULD BE ISSUABLE UPON SUCH CONVERSION BASED ON THE PRESCRIBED CONVERSION PRICE FORMULA. IF YOUR GOOD FAITH ESTIMATE IS THAT THE DEBENTURES WILL BE CONVERTIBLE BASED ON A LOWER CLOSING BID PRICE, THEN YOU MAY ALSO REGISTER THE ADDITIONAL NUMBER OF SHARES THAT WOULD BE ISSUABLE GIVEN THAT LOWER PRICE BASED ON THE PRESCRIBED CONVERSION PRICE FORMULA. REGARDLESS OF THE AMOUNT OF YOUR GOOD FAITH ESTIMATE, PLEASE SUPPLEMENTALLY PROVIDE US WITH A DETAILED EXPLANATION OF THE BASIS FOR THAT ESTIMATE, AND PLEASE REVISE SO THAT THE DISCLOSURES THROUGHOUT

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SECURITIES AND EXCHANGE COMMISSION
December 28, 2004
Page 3

         YOUR PROSPECTUS (INCLUDING, IN PARTICULAR, YOUR DILUTION DISCLOSURES AND THE DISCLOSURES IN AND PRECEDING YOUR SELLING STOCKHOLDERS TABLE) ARE CONSISTENT WITH THAT ESTIMATE.

                  We prepared and analyzed information utilizing current and pro forma data including profit and loss statements, balance sheets, statements of cash flows, budgets and market data Projected earnings were analyzed utilizing various discount rates and EBIT multipliers. In preparing these financial projections, we included the commitment of $1,100,000 in bridge financing from Cornell Capital pursuant to the Securities Purchase Agreement and the $20,000,000 equity line under the Standby Equity Distribution Agreement in our evaluation. With this increased capital we expect to be able to continue execution of our business plan. Our increased revenue and earnings potential was factored into our analysis.

                  Since we are a development stage company, we do not have a trading history from which to analyze past performance in forecasting future performance. Also, since our product is unique in the industry, there are not similarly publicly traded companies from which to obtain price/earnings multiples in determining value. We therefore evaluated our worth based on our projected earnings discounted to present value taking into account market conditions and determined that a present valuation of $40,000,000 was consistent with the data. Based on this $40,000,000 dollar valuation and current issued and outstanding shares of 15,600,000 it was determined that a price of $2.50 per share would be the offering price used in our initial registration statement filed in August. The number of shares outstanding has remained the same since the filing of this registration statement. We understand that the market can be very volatile and that our stock price will self-adjust once we begin trading.

SHARES ACQUIRED IN FINANCING TRANSACTION WITH VOYAGER ONE - PAGE 16
-------------------------------------------------------------------

CONVERTIBLE DEBENTURES ISSUED IN CONNECTION WITH SECURITIES PURCHASE AGREEMENT -
--------------------------------------------------------------------------------
PAGE 17
-------

5. WE NOTE YOUR REVISIONS TO THIS SECTION AND YOUR DISCLOSURE THAT, UNDER THE TERMS OF THE SECURITIES PURCHASE AGREEMENT, CORNELL CAPITAL PARTNERS "CAN PURCHASE UP TO $1,100,000 IN CONVERTIBLE DEBENTURES FROM VOYAGER ONE." PLEASE FURTHER REVISE YOUR DISCLOSURE TO CLARIFY THE NATURE AND EXTENT OF CORNELL CAPITAL PARTNERS' OBLIGATION TO PURCHASE THE ADDITIONAL $575,000 IN CONVERTIBLE DEBENTURES THAT HAVE NOT YET BEEN ISSUED, INCLUDING THE ANTICIPATED TIMING OF THOSE ADDITIONAL INVESTMENTS. PLEASE ALSO CLARIFY ANY CIRCUMSTANCES UNDER WHICH CORNELL CAPITAL PARTNERS WOULD NOT BE OBLIGATED TO PURCHASE THE ADDITIONAL DEBENTURES.

                  We have revised and added to the disclosure on page 17 to read as follows:

                  "On August 26, 2004, Voyager One issued a 5% convertible debenture to Cornell Capital for $125,000 which becomes due on August 26, 2007. On November 16, 2004, Voyager One issued a 5% convertible debenture to Cornell Capital for $125,000 which becomes due on November 16, 2007.

                  "Under the Securities Purchase Agreement, Cornell Capital has agreed to purchase up to $1,100,000 of convertible debentures from Voyager One subject to certain conditions in that agreement as described below. We have issued $650,000 in convertible debentures to Cornell Capital. There remains an additional $450,000 in convertible debentures to be issued under that agreement. Cornell Capital is obligated to purchase an additional $100,000 of convertible debentures provided that we have obtained authorization to have our common stock quoted

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SECURITIES AND EXCHANGE COMMISSION
December 28, 2004
Page 4

                  on one of the limited number of principal trading exchanges or markets, that the quotations of our common stock have commenced and that we have executed and delivered the $100,000 convertible debenture. We have applied for quotation on the Over-the-Counter Bulletin Board, which is a qualifying principal market under the agreement. If our common stock is not accepted for quotation on a qualifying market, we will not be able to execute our business plan, including the commercialization of our prototype product and Cornell Capital will not be obligated to purchase any additional debentures.

                  "Cornell Capital is obligated to purchase an additional $350,000 of convertible debentures provided that the registration statement accompanying this prospectus is declared effective by the Securities and Exchange Commission, there is no stop order or suspension proceeding affecting its effectiveness, and we have executed and delivered the $350,000 convertible debenture.

                  "The agreement further provides that we must abide by certain covenants. We must use the proceeds obtained from the purchase of the convertible debentures for general corporate and working capital purposes. As long as convertible debentures are outstanding, we cannot issue or sell our common stock or preferred stock to unaffiliated third parties for below-market prices (generally, below a discount of 40% of the then-current bid price), and we cannot issue or sell such securities at any discount to the then-current bid price to related parties other than the holder of the convertible debenture which includes any officer, director or holder of 10% or more of our outstanding capital stock. We cannot enter into any security instrument with an unrelated party granting them a security interest in any of the assets of our company.

                  "The Securities Purchase Agreement also provides that as long as convertible debentures are outstanding, we cannot enter into, amend, modify or supplement any agreement with any of our officers, directors, persons who were officers or directors for the previous two years, beneficial owners of 5% or more of our common stock or certain affiliates (defined as a person or entity that controls, shares common control with, has 10% or more equity interest in or common ownership with that person or entity) or with any relation by blood, marriage or adoption to such individuals or entities except for customary employment arrangements and benefit programs on reasonable terms, any investment in an affiliate of our, any agreement on an arms-length basis on terms no less favorable than terms which would have been obtainable from a person other than a related party or for any agreement which is approved by a majority of our disinterested directors. A director who is also an officer is not considered disinterested."

TREY RESOURCES, INC. - PAGE 18
------------------------------

6. WE NOTE YOUR DISCLOSURE THAT TREY RESOURCES PURCHASED $550,000 OF THE CONVERTIBLE DEBENTURES ISSUED UNDER THE SECURITIES PURCHASE AGREEMENT FROM CORNELL CAPITAL PARTNERS. WE ALSO NOTE, HOWEVER, THAT ONLY $525,000 WORTH OF CONVERTIBLE DEBENTURES APPEAR TO HAVE BEEN ISSUED UNDER THE TERMS OF THE SECURITIES PURCHASE AGREEMENT. PLEASE REVISE OR ADVISE.

                  "We have issued $650,000 in convertible debentures to Cornell Capital. Trey Resources, Inc. is a publicly-traded company that purchased from Cornell Capital $325,000 of our convertible debentures and has agreed to purchase one-half of the remaining convertible debentures we issue, pursuant to the Securities Purchase Agreement, to Cornell Capital. This information was provided to us by Cornell Capital, and we have not independently investigated these facts."

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SECURITIES AND EXCHANGE COMMISSION
December 28, 2004
Page 5

BUSINESS - PAGE 20
------------------

7. WE NOTE YOUR RESPONSE TO COMMENT 33. PLEASE TELL US WHAT CONSIDERATION YOU HAVE GIVEN TO INCLUDING A PHOTOGRAPH OR A SKETCH OF YOUR PROTOTYPE PRODUCT IN YOUR BUSINESS SECTION TO AID INVESTOR UNDERSTANDING.

                  We have taken the examiner's suggestion into consideration but have decided not to provide a sketch of our prototype since the mechanical design may be different from the final product.

EXPENSES FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2004 -- PAGE 38 & EXPENSES FOR
--------------------------------------------------------------------------------
THE YEARS ENDED DECEMBER 31, 2003 AND 2002 - PAGE 38
----------------------------------------------------

8. WE NOTE YOUR RESPONSE TO COMMENT 44. PLEASE EXPAND YOUR DISCLOSURE TO DESCRIBE THE NATURE OF ALL CONSULTING SERVICES PROVIDED. PLEASE ALSO ENSURE THAT A SUMMARY OF THE MATERIAL TERMS OF EACH CONSULTING AGREEMENT IS INCLUDED IN THE PROSPECTUS AND THAT EACH CONSULTING AGREEMENT IS FILED AS AN EXHIBIT TO YOUR REGISTRATION STATEMENT.

                  We have revised our disclosure on page 37 to read as follows:

                  "EXPENSES FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004"

                  "The increase is due primarily to payroll and payroll taxes of $595,245, accounting of $90,854 (reported as part of consulting expenses on page F-3), consulting of $255,277, product development of $143,860, equipment rental of $61,253, legal fees of $128,199, amortization and depreciation of $203,953, and a general increase in other expenses due to increased activity. The consulting services are comprised of the following: managerial services from Quest Manufacturing, Inc. of $120,000 and Castle Hill Advisory Group of $120,000 pursuant to the Management Agreement attached as exhibit 10.14, information technology support of $8,257, and miscellaneous of $7,020. See Certain Relationships and Related Transactions starting on page 45."

                  We have revised our disclosure on page 37-Expenses for the years ended December 31, 2003 and 2002 to read as follows:

                  "The consulting services are broken down as follows: managerial services from Quest Manufacturing, Inc. of $60,000 and Castle Hill Advisory Group of $60,000 pursuant to the Management Agreement attached as exhibit 10.14, product development of $25,000, business development and financial planning of $276,000, human resources of $4,000, and information technology support of $2,855.34. See Certain Relationships and Related Transactions starting on page 45."

FINANCIAL STATEMENTS
--------------------

STATEMENTS OF OPERATIONS -- PAGE F-17
-------------------------------------

9. PLEASE CONSIDER REMOVING THE STATEMENTS OF OPERATIONS FOR THE THREE-MONTH PERIODS ENDED SEPTEMBER 30, 2004 AND 2003, SINCE FORM SB-2 DOES NOT REQUIRE STATEMENTS FOR THESE PERIODS. IF YOU CONTINUE TO PRESENT THE STATEMENTS, YOU SHOULD REVISE THE FILING TO ALSO INCLUDE A DISCUSSION OF YOUR RESULTS OF OPERATIONS FOR THESE PERIODS IN MD&A

                  We have removed the statement of operations for the three-month period ended September 30, 2004 and 2003.

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SECURITIES AND EXCHANGE COMMISSION
December 28, 2004
Page 6

NOTE 1: BASIS FOR PRESENTATION -- PAGE F-20
-------------------------------------------

10. THE PROPOSED REVISIONS IN RESPONSE TO OUR PREVIOUS COMMENT 60 DO NOT ADDRESS THE INTENT OF THE COMMENT. PARAGRAPH 2.E OF SFAS 148 REQUIRES SPECIFIC DISCLOSURES IN "SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES" OR ITS EQUIVALENT, WHICH IN THIS CASE IS THE BASIS FOR PRESENTATION SECTION. PLEASE REVISE TO INCLUDE THE INFORMATION IN THE CORRECT SECTION OF THE FILING.

                  We have revised the disclosures in "Basis for Presentation" on page F-19 to include the requirements of SFAS 148, paragraph 2.e and to read as follows:

                  "The Company has elected to follow the intrinsic value method APB Opinion No.25, Accounting for Stock Issued to Employee, in accounting for its employee stock options for each period presented. Accordingly, no compensation expense is recognized in the Company's financial statements because the exercise price of the Company's employee stock option equals the market price of the Company's common stock on the date of the grant. If under Financial Accounting Standards Board Statement No. 123, Accounting for Stock Based Compensation, the Company determined compensation costs based on fair value at the grant date for its stock options, net earnings and earnings per share would not have been affected. (See note 3)"

11. IN ADDITION, REVISE THIS NOTE TO DISCLOSE THE VALUATION METHOD BEING USED TO DETERMINE THE FAIR VALUE OF THE OPTIONS ON THE DATE OF ISSUANCE. DISCLOSE THE SIGNIFICANT ASSUMPTIONS USED TO ESTIMATE THE FAIR VALUES. SEE PARAGRAPH 47(D) SFAS 123.

                  We have revised the disclosures in "Basis for Presentation" on page F-19 to include the requirements of SFAS 123, paragraph 47(d), and to read as follows:

                  "The following table illustrates the pro forma effect on net income and earnings per share if the company had applied the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, to stock based employee compensation.

                  "Pro forma information under FAS 123 is as follows:


                                                            Nine months ended
                                                            September 30, 2004
                                                            ------------------

Net income (loss) as reported                                   (1,897,739)

Add: Stock based employee Compensation
expense included in reported net income, net
of Related tax effect                                                   -0-

Deduct: Total stock-based Employee
compensation expense Determined under fair
value based Method for all awards, net of related                       -0-

Pro forma net income (loss)                                     (1,897,739)

Basic loss per share:
  As reported                                                        (.13)
  Pro forma                                                          (.13)
Diluted earnings per share
  As reported                                                        (.13)
  Pro forma                                                          (.13)

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SECURITIES AND EXCHANGE COMMISSION
December 28, 2004
Page 7

The following table shows assumptions and information about options granted on April 28, 2004

Options granted                              400,000
Stock price                                  $0.25
Exercise price                               $0.25
Expected life of option                      5 years
Risk-free interest rate                      3.6%
Expected volatility                          0.01%
Expected dividend yield                      0%"

NOTE 6: NOTES PAYABLE -- PAGE F-23
----------------------------------

12. WE NOTE THE CONVERSION TERMS ON YOUR 12% NOTES PAYABLE TO MESSRS. BYRNE, CULBERYON, DIDANATO, JASSEY, LAMB, MC GRAIN, AND PRIKOS AS WELL AS THE TERMS OF YOUR 6% NOTE PAYABLE TO OBERMAN INCLUDE CONVERSION RATES THAT WILL REFLECT SIGNIFICANT DISCOUNTS FROM THE MARKET PRICE OF YOUR STOCK ON CONVERSION DATE.

         a)       Tell us how you will account for the discounts.

                  See (c)  below

         b) Explain how you have evaluated the debt issuance for beneficial conversion features and the guidance in EITF 98-5 and 00-27.

                  See (c)  below

         c) Revise this note to address your planned accounting and the impact of any charges upon conversion.

                  The notes payable to Messrs. Byrne, Culbertson, Didanato, Jassey, Lamb, McGrain, and Prikos are all convertible into common shares of Silicon Films, Inc., or the prevailing company. It is Voyager One, Inc.'s legal counsel's position that Silicon Films cannot legally bind Voyager One to these agreements. Voyager One will not convert these notes into its own shares of common stock. Based on this information, there is no beneficial conversion or intrinsic value to record related on these notes, since Silicon Films is a wholly owned subsidiary of Voyager One and its shares are not traded on any market. The disclosures in the footnotes have been expanded to provide information that the notes are convertible only into shares of Silicon Films.

                  The 6% convertible debenture to Oberman for $25,000 is convertible into common shares of Voyager One, Inc., at a 40% discount from market. The holder may convert the shares at anytime after the 2nd anniversary of the note, which is April 1, 2006. According to EITF 98-5, the purchase price of these shares, which is 60% of the average closing price for the 10 preceding trading dates, is a beneficial conversion feature and the intrinsic value of the benefit is to be amortized over a 2-year period. The entries required to record the intrinsic value of the conversion are a debit to Notes Payable Discount and a credit to Additional Paid-In Capital on the commitment date in the amount of $17,667. Then on June 30, 2004, there would be an entry to record Interest Expense and a reduction of Notes Payable Discount of $2,208 for three months of amortization. There would be another entry to interest expense of $2,208 for the three months ended September 30, 2004, for a total of $4,416 for the nine months ended September 30, 2004. Management did not record these entries. Mendoza Berger &

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SECURITIES AND EXCHANGE COMMISSION
December 28, 2004
Page 8

                  Company, LLP, believes that these amounts are immaterial to total assets at June 30, 2004 and September 30, 2004 of $1,943,410 (0.8%) and $1,878,050 (0.7%), respectively, total stockholders equity (deficit) at June 30, 2004 and September 30, 2004 of ($683,635) (2.3%) and ($1,378,074) (1%),
                  respectively, and to the net loss at June 30, 2004 and September 30, 2004 of $1,204,300 (0.2%) and $1,897,739 (0.2%),
                  respectively, and have passed on any audit adjustments.

                  We have added the following disclosure to page F-24:

                  "All of Silicon Film Technologies, Inc. notes have conversion features which management has determined to have no intrinsic value to the noteholders, therefore, no discount on the debt has been recorded."

                  Mendoza Berger & Company, LLP, has reviewed the conversion terms of the convertible debentures to Cornel Capital and these debentures, noting the conversion can only occur once the shares are registered and a public market has been created. Since these events have not occurred, there is no intrinsic value record.

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES
------------------------------------------------

13. WE NOTE YOUR RESPONSE TO COMMENT 62. HOWEVER, IT STILL DOES NOT APPEAR THAT YOU HAVE INCLUDED THE DISCLOSURES REQUIRED BY ITEM 701 OF REGULATION S-B WITH RESPECT TO ALL SALES OF UNREGISTERED SECURITIES MADE DURING THE PAST THREE YEARS, INCLUDING THOSE ISSUANCES REFLECTED ON PAGE F-18. PLEASE REVISE AS PREVIOUSLY REQUESTED.

                  We sold no unregistered securities in years 2002-2004 other than as disclosed in Item 26 of Part II of the registration statement. The difference between the sales of unregistered securities listed in Item 26 in the registration statement and those that are stated in the "Statement of Changes in Stockholders' Equity (Deficit)" (hereinafter referred to as the Statement) on page F-18 are as follows: (a) some of the securities transactions included in the Statement are those of Silicon Film, (b) the eight for one share exchange in the reverse acquisition was used in calculating the number of shares, and, (c) the 1.6 for 1 stock split was also used in calculating the number of shares.

                  The number of shares of common stock referred to in the Statement for 2002, 2003 and part of 2004 refer to securities transactions of Silicon Film. Applying the above principles, the Statement on page F-18 of the registration statement reflects that Silicon Film issued 200 shares of common stock in 2002, 13,185,640 shares in 2003 and 570,000 shares in 2004 prior to the share exchange transaction. The total number of shares issued by Silicon Film from 2002 through 2004 equals 13,755,840. If we mathematically work backwards and divide this number by 1.6 to account for the stock split, the result is 8,597,400. This is the number of newly issued shares of Voyager One common stock to Silicon Film shareholders disclosed in Item 26 as a result of the share exchange transaction in February of 2004. If we continue to work backwards and multiply 8,597,400 by 8 to account for the eight for one share exchange, we arrive at 68,779,200 shares. This is the number of issued and outstanding Class A common shares of Silicon Film just prior to the reverse acquisition as indicated in the Agreement and Plan of Organization attached as exhibit 2.1.

                  In 2004, the Statement reflects that Voyager One issued a total of 1,244,160 shares of common stock. The issuance of 289,600 shares for services in 2004 was concurrent with the reverse acquisition and is reported separately. If we mathematically work backwards and divide this number by 1.6, we arrive at 181,000 shares of Voyager One common stock that

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SECURITIES AND EXCHANGE COMMISSION
December 28, 2004
Page 9

                  was issued. The issuance of 954,560 shares reported as a result of the reverse acquisition is an addition of 1,890,000 shares issued in 2000, 5,000 shares issued in the first quarter of 2001 and the cancellation of 1,298,400 shares just prior to the reverse acquisition in 2004. Since the transaction is being reported as a reverse acquisition, however, these issuances are being reported as if Voyager One had initially issued these shares upon the share exchange transaction in 2004. If we mathematically work backwards and divide 954,560 by 1.6 to account for the 1.6 for 1 stock split, the result is 596,600. Adding 596,600 to 181,000 equals 777,600 which is the number of issued and outstanding common shares of Voyager One just prior to the reverse acquisition as indicated in the Agreement and Plan of Organization attached as exhibit 2.1.

                  An additional 400,000 shares of Voyager One common stock were cancelled by John Lichter, its chief executive officer, after the stock split in April 2004.

                  The Statement reflects that Silicon Film issued 1,000,000 shares of preferred stock in 2003. If we divide this number by
                  1.6 to account for the 1.6 for 1 stock split, we arrive at 625,000 shares which is the number of shares we issued to Silicon Film Class B common stockholders in the reverse acquisition as disclosed in Item 26. In the share exchange transaction, eight shares of Silicon Film Class B common stock were exchanged for one share of Voyager One Series A preferred stock. If we multiply the 625,000 shares by 8 to account for the eight for one stock exchange, then we arrive at the initial number of Silicon Film Class B common shares prior to the acquisition which is 5,000,000.

                  At September 30, 2004, the number of outstanding shares of Voyager One common stock that were issued to Silicon Film shareholders upon acquisition and after the 1.6 for one stock split is 13,755,840. At September 30, 2004, the number of outstanding shares of Voyager One common stock that were issued to original Voyager One shareholders after the stock split is 844,160. This total already incorporates the cancellation of 432,800 shares of common stock by Iwona Alami, 865,600 shares by Gerry Martin, and 400,000 shares by John Lichter. The addition of these two figures equals 14,600,000, which is the number of outstanding shares of Voyager One's common stock at September 30, 2004.

                  At September 30, 2004, the number of outstanding shares of Voyager One's preferred stock that were issued to Silicon Film stockholders upon acquisition and after the 1.6 for one stock split is 1,000,000. At September 30, 2004, the number of outstanding shares of Voyager One preferred stock that were issued to original Voyager One shareholders is zero. The addition of these two figures equals 1,000,000, which is the number of outstanding shares of Voyager One's preferred stock at September 30, 2004.

SECURITIES AND EXCHANGE COMMISSION
December 28, 2004
Page 10

                  The following tables summarize these calculations:

                                             SILICON FILM TECHNOLOGIES, INC.
                  FOR THE PERIOD FROM INCEPTION (JUNE 28, 2002) THROUGH SEPTEMBER 30, 2004 COMMON STOCK

--------------------------------------------- ------------------ ------------------ ------------------ ------------------
                                                                                                       Number of shares
                                                  Number of        Eight for one     1.6 for 1 stock     accounted for
                                                shares issued     share exchange          split         in Statement on
                                                 (cancelled)     in February 2004     in April 2004        page F-18
--------------------------------------------- ------------------ ------------------ ------------------ ------------------
                    2002
--------------------------------------------- ------------------ ------------------ ------------------ ------------------
Issuance of common stock for professional                 1,000                125                200                200
services
--------------------------------------------- ------------------ ------------------ ------------------ ------------------
                    2003
--------------------------------------------- ------------------ ------------------ ------------------ ------------------
Issuance of founders stock                           44,100,680          5,512,585          8,820,136          8,820,136
--------------------------------------------- ------------------ ------------------ ------------------ ------------------
Common stock issued for cash                          4,950,000            618,750            990,000            990,000
--------------------------------------------- ------------------ ------------------ ------------------ ------------------
Issuance of stock for patents                        15,365,000          1,920,625          3,073,000          3,073,000
--------------------------------------------- ------------------ ------------------ ------------------ ------------------
Conversion of notes payable into stock                1,400,000            175,000            280,000            280,000
--------------------------------------------- ------------------ ------------------ ------------------ ------------------
Common stock issued in connection with
financing                                               112,520             14,065             22,504             22,504
--------------------------------------------- ------------------ ------------------ ------------------ ------------------
                    2004
--------------------------------------------- ------------------ ------------------ ------------------ ------------------
Common stock issued for cash                          2,850,000            356,250            570,000            570,000
--------------------------------------------- ------------------ ------------------ ------------------ ------------------
TOTAL                                                68,779,200          8,597,400                            13,755,840
--------------------------------------------- ------------------ ------------------ ------------------ ------------------

SECURITIES AND EXCHANGE COMMISSION
December 28, 2004
Page 11

                                                    VOYAGER ONE, INC.
                                  FOR THE PERIOD APRIL, 2000 THROUGH SEPTEMBER 30, 2004
                                                       COMMON STOCK

--------------------------------------------- ------------------ ------------------ ------------------ ------------------
                                                                                                       Number of shares
                                                  Number of        Eight for one     1.6 for 1 stock   accounted for in
                                                shares issued     share exchange        split in         Statement on
                                                 (cancelled)     in February 2004      April 2004          page F-18
--------------------------------------------- ------------------ ------------------ ------------------ ------------------
                    2000
--------------------------------------------- ------------------ ------------------ ------------------ ------------------
Issuance of common stock                              1,285,000     --------------       2,056,000(1)                (1)
--------------------------------------------- ------------------ ------------------ ------------------ ------------------
Issuance of com stock for services                      605,000     --------------         968,000(1)                (1)
--------------------------------------------- ------------------ ------------------ ------------------ ------------------
                    2001
--------------------------------------------- ------------------ ------------------ ------------------ ------------------
Issuance of common stock                                  5,000     --------------           8,000(1)                (1)
--------------------------------------------- ------------------ ------------------ ------------------ ------------------
                    2002
--------------------------------------------- ------------------ ------------------ ------------------ ------------------
                                                              0                                                        0
--------------------------------------------- ------------------ ------------------ ------------------ ------------------
                    2003
--------------------------------------------- ------------------ ------------------ ------------------ ------------------
                                                              0                                                        0
--------------------------------------------- ------------------ ------------------ ------------------ ------------------
                    2004
--------------------------------------------- ------------------ ------------------ ------------------ ------------------
Cancellation of shares-Alami                          (432,800)     --------------       (692,480)(1)                (1)
--------------------------------------------- ------------------ ------------------ ------------------ ------------------
Cancellation of shares-Martin                         (865,600)     --------------     (1,384,960)(1)                (1)
--------------------------------------------- ------------------ ------------------ ------------------ ------------------
Issuance of shares for services-Alami                   181,000     --------------            289,600            289,600
--------------------------------------------- ------------------ ------------------ ------------------ ------------------
Reverse acquisition                                           0     --------------         954,560(1)         954,560(1)
--------------------------------------------- ------------------ ------------------ ------------------ ------------------
TOTAL PRE-ACQUISITION                                   777,600                             1,244,160          1,244,160
--------------------------------------------- ------------------ ------------------ ------------------ ------------------
Cancellation of shares-Lichter                        (400,000)     --------------      -------------          (400,000)
--------------------------------------------- ------------------ ------------------ ------------------ ------------------
TOTAL                                                                                                            844,160
--------------------------------------------- ------------------ ------------------ ------------------ ------------------

(1) Reverse acquisition total OF 954,560 shares reflected in Statement on page F-18 is the total of 1,890,000 shares issued in 2000 and 5,000 shares issued in 2001 minus the pre-merger cancellation of 432,800 shares by Iwona Alami and 865,600 shares by Gerry Martin in February, 2004. The issuance of shares for services of 181,000 in 2004 was not included in the reverse acquisition figure in the Statement of Shareholders' Equity (Deficit) since these shares were issued concurrently upon the closing of the reverse acquisition and reported separately. The shareholders of Voyager One did not receive any shares in the share exchange transaction.


                                             SILICON FILM TECHNOLOGIES, INC.
                         FOR THE PERIOD FROM INCEPTION (JUNE 28, 2002) THROUGH SEPTEMBER 30, 2004
                                                   CLASS B COMMON STOCK

--------------------------------------------- ------------------ ------------------ ------------------ ------------------
                                                                                                        Number of shares
                                                                  Eight for one      1.6 for 1 stock     accounted for
                                                  Number of       share exchange          split         in Statement on
                                                shares issued    in February 2004     in April 2004        page F-18
--------------------------------------------- ------------------ ------------------ ------------------ ------------------
                    2002
--------------------------------------------- ------------------ ------------------ ------------------ ------------------
                                                              0                                                        0
--------------------------------------------- ------------------ ------------------ ------------------ ------------------
                    2003
--------------------------------------------- ------------------ ------------------ ------------------ ------------------
Issuance of founders stock*                           5,000,000            625,000          1,000,000          1,000,000
--------------------------------------------- ------------------ ------------------ ------------------ ------------------
                    2004
--------------------------------------------- ------------------ ------------------ ------------------ ------------------
TOTAL                                                 5,000,000                                                1,000,000
--------------------------------------------- ------------------ ------------------ ------------------ ------------------
             *Converted into Voyager One preferred stock as a result of the share exchange transaction

SECURITIES AND EXCHANGE COMMISSION
December 28, 2004
Page 12

                                                    VOYAGER ONE, INC.
                                FOR THE PERIOD AUGUST 26, 2001 THROUGH SEPTEMBER 30, 2004
                                                 SERIES A PREFERRED STOCK

---------------------------------------------- ----------------- ------------------ ------------------ ------------------
                                                                                                        Number of shares
                                                                   Eight for one     1.6 for 1 stock    accounted for in
                                                  Number of       share exchange        split in         Statement on
                                                shares issued    in February 2004      April 2004          page F-18
---------------------------------------------- ----------------- ------------------ ------------------ ------------------
                    2000
---------------------------------------------- ----------------- ------------------ ------------------ ------------------
                                                              0                                                        0
---------------------------------------------- ----------------- ------------------ ------------------ ------------------
                    2001
---------------------------------------------- ----------------- ------------------ ------------------ ------------------
                                                              0                                                        0
---------------------------------------------- ----------------- ------------------ ------------------ ------------------
                    2002
---------------------------------------------- ----------------- ------------------ ------------------ ------------------
                                                              0                                                        0
---------------------------------------------- ----------------- ------------------ ------------------ ------------------
                    2003
---------------------------------------------- ----------------- ------------------ ------------------ ------------------
                                                              0                                                        0
---------------------------------------------- ----------------- ------------------ ------------------ ------------------
                    2004
---------------------------------------------- ----------------- ------------------ ------------------ ------------------
                                                              0                                                        0
---------------------------------------------- ----------------- ------------------ ------------------ ------------------
TOTAL                                                         0                                                        0
---------------------------------------------- ----------------- ------------------ ------------------ ------------------

                  We have added the following disclosures to Item 26 as follows:

                  "In December 2003, the Board of Directors of Voyager One authorized issuance of 181,000 shares of common stock to Iwona Alami for advisory and legal services. These shares were not recorded as issued on the books of the transfer agent until February 25, 2004, concurrent with the reverse acquisition. They were included in the total number of shares outstanding just prior to the reverse acquisition but are reported in our financial statements separately. As a result of the 1.6 forward stock-split in April 2004, we issued an additional 108,600 shares.

                  "In February 2004, pursuant to the Agreement and Plan of Reorganization, Iwona Alami cancelled 432,800 shares of common stock and Gerry Martin, Voyager One's then president, cancelled 865,600 shares of common stock leaving 777,600 shares of common stock outstanding pre-acquisition.

                  "As a result of the share exchange transaction in February 2004. Voyager One, a public shell, acquired 100% of the capital stock of Silicon Film Technologies, Inc. and the financial statements of both companies were combined for the first time in the Form 10-QSB filed for the tax period January 1, 2004 to March 31, 2004. Voyager One was incorporated in April of 2000, but for accounting purposes, the inception date of Silicon Film of June 28, 2002 is the starting point. The share exchange transaction was treated, from an accounting viewpoint, as if Silicon Film acquired Voyager One, or as a reverse acquisition. Therefore, all of Silicon Film's transactions since inception of June 28, 2002 are reflected in the financial statements as those of Voyager One. Further, all issuances of Voyager One's common and preferred stock prior to

SECURITIES AND EXCHANGE COMMISSION
December 28, 2004
Page 13

                  the reverse acquisition are treated in the financial statements, for accounting purposes, as occurring at the time of the reverse acquisition. Except for one issuance of 181,000 shares to Iwona Alami which occurred concurrently with the share exchange transaction in 2004, the other issuances of Voyager One common stock occurred in the year 2000 and the first quarter of 2001 and are not required to be reported in
                  Item 26. There were also cancellations of Voyager One stock that occurred prior to the reverse acquisition in 2004 which were treated, for accounting purposes, as occurring upon the reverse acquisition. The number of shares which are applicable to Voyager One transactions are reported in the financial statements as if the 1.6 for one stock split had already occurred. Also, the number of shares which are applicable to Silicon Film transactions are reported in the financial statements as if the eight for one share exchange and the 1.6 for one stock split had occurred at inception. Thus, to make the numbers in the financial statements coincide with those indicated in Item 26, we must mathematically work backwards to arrive at the number of shares issued at acquisition and as a result of the stock split. Voyager One shareholders were not issued any stock as a result of the share exchange transaction."

                                    *   *   *

Please call the undersigned at (847) 784-2170 or Aaron S. Kase at our office at
(312) 476-7524 if you desire additional information with respect to, or have any questions regarding, the matters set forth herein.

Very truly yours,


/S/ PHILIP E. RUBEN

Philip E. Ruben

cc:  Examiner - Tom Jones